General
New York Municipal
Bond Fund, Inc.

ANNUAL REPORT October 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for General New York Municipal Bond Fund, Inc., covering the 12-month period from November 1, 2003, through October 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Monica S. Wieboldt.

The Federal Reserve Board has raised short-term interest rates three times since the beginning of the summer, higher commodity prices suggest that inflationary pressures may be rising over the near term and lower federal tax rates have made tax-advantaged investments some-what less beneficial for many investors. Nonetheless, the municipal bond market is on its way to posting another successful year. In our view, investor demand for municipal bonds has remained strong due to concerns that record energy prices and persistent geopolitical tensions may be eroding the rate of U.S. economic growth.

In uncertain markets such as these, the tax-exempt investments that are right for you depend on your current needs, future goals, tolerance for risk and the composition of your current portfolio. As always, your financial advisor may be in the best position to recommend the specific market sectors that will satisfy most effectively your tax-exempt income and capital preservation needs.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2004



DISCUSSION OF FUND PERFORMANCE

Monica S. Wieboldt, Senior Portfolio Manager

How did General New York Municipal Bond Fund, Inc. perform relative to its benchmark?

For the 12-month period ended October 31, 2004, the fund achieved a total return of 4.90%.[1] The Lehman Brothers Municipal Bond Index, the fund's benchmark, achieved a total return of 6.03% for the same period.[2] In addition, the fund is reported in the Lipper New York Municipal Debt Funds category. Over the reporting period, the average total return for all funds reported in this Lipper category was 5.03%.[3]

The municipal bond market periodically encountered heightened volatility as investors' expectations of economic growth and inflation changed. The fund's return was lower than its benchmark and Lipper category average, primarily because the fund's relatively defensive positioning prevented it from participating fully in market rallies later in the reporting period. In addition, the fund's benchmark contains bonds from many states, not just New York, and does not reflect fees and other expenses.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal, New York state and New York city income taxes, to the extent consistent with the preservation of capital. To pursue this goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal, New York state and New York city personal income taxes. The fund will invest at least 65% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. For additional yield, the fund may invest up to 35% of its assets in municipal bonds rated below investment grade ("high-yield" or "junk" bonds) or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

The portfolio manager may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. The portfolio manager focuses on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. The portfolio manager may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

As it became increasingly apparent during the first five months of the reporting period that the U.S. economy was recovering slowly and inflation remained low, municipal bonds generally gained value. In April 2004, however, reports of unexpectedly strong U.S. labor market and higher energy prices rekindled investors' inflation concerns. In response, the Federal Reserve Board raised short-term interest rates three times between June and September, and the reporting period ended with an overnight federal funds rate of 1.75%. Nonetheless, municipal bond prices generally rallied during the summer when the U.S. economy appeared to hit a "soft patch," offsetting earlier declines.

As the national economy improved, so did the fiscal condition of the state and City of New York. Consequently, New York issuers had less need to borrow, and the supply of newly issued tax-exempt bonds dropped compared to the same period one year earlier. Responding to the state's improved fiscal condition, one of the major bond rating agencies upgraded its outlook for New York from "negative" to "stable."

When the bond market became more volatile in April 2004, we attempted to adopt a more defensive investment posture by intensifying the fund's focus on the short- to intermediate-term portion of the maturity spectrum. However, this sector of the yield curve lagged when trading activity among non-traditional investors, including hedge funds, created heightened volatility among intermediate-term bonds. During the summer of 2004, we increased the fund's holdings of longer-term bonds, which had been less severely affected by market volatility.

What is the fund's current strategy?

As of the end of the reporting period, we have set the fund's average duration in a range we consider slightly longer than that of the Lehman New York Index to increase its exposure to a part of the maturity spectrum that we currently expect to be supported by robust investor demand and relatively little new issuance. In addition, we are looking for opportunities to capture what we consider to be attractive yields among lower-rated investment-grade bonds that, in our judgment, complement the fund's high-quality core holdings.

November 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-New York residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in General New York Municipal Bond Fund, Inc. and the Lehman Brothers Municipal Bond Index

Average Annual Total Returns *as of 10/31/04*

	1 Year	5 Years	10 Years
Fund	**4.90%**	**6.43%**	**6.16%**

† Source: Lipper Inc.

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The above graph compares a $10,000 investment made in General New York Municipal Bond Fund, Inc. on 10/31/94 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund invests primarily in New York municipal securities and its performance shown in the line graph takes into account all applicable fees and expenses. The Index is not limited to investments principally in New York municipal obligations and does not take into account fees and expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in General New York Municipal Bond Fund, Inc. from May 1, 2004 to October 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2004

Expenses paid per $1,000†	$ 4.57
Ending value (after expenses)	$1,042.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2004

Expenses paid per $1,000†	$ 4.52
Ending value (after expenses)	$1,020.66

† *Expenses are equal to the fund's annualized expense ratio of .89% multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2004

Long-Term Municipal Investments—98.5%	Principal Amount ($)	Value ($)
New York—93.8%		
Huntington Housing Authority, Senior Housing Facility Revenue (Gurwin Jewish Senior Residences) 6%, 5/1/2029	1,370,000	1,326,160
Islip Resource Recovery Agency, RRR 5%, 7/1/2013 (Insured; FSA)	2,000,000	2,153,580
Jefferson County Industrial Development Agency, SWDR (International Paper Company) 5.20%, 12/1/2020	2,000,000	2,025,920
Long Island Power Authority, Electric System Revenue 5.25%, 12/1/2014	3,000,000	3,352,560
Metropolitan Transportation Authority:		
Dedicated Tax Fund:		
5%, 11/15/2007	2,525,000	2,735,181
5.25%, 11/15/2025 (Insured; FSA)	2,000,000	2,148,700
Revenue:		
5.50%, 11/15/2018 (Insured; AMBAC)	4,000,000	4,571,680
Transit Facilities:		
5.125%, 7/1/2014 (Insured; FSA) (Prerefunded 1/1/2012)	4,000,000 [a]	4,528,997
6%, 7/1/2016 (Insured; FSA) (Prerefunded 7/1/2008)	5,000,000 [a]	5,667,550
Nassau County Industrial Development Agency, IDR (Keyspan-Glenwood Energy Project) 5.25%, 6/1/2027	4,000,000	4,102,920
New York City:		
6.375%, 8/15/2012 (Prerefunded 8/15/2005)	2,670,000 [a]	2,793,781
5.875%, 8/15/2013 (Prerefunded 8/15/2006)	1,640,000 [a]	1,780,958
5.875%, 8/15/2013	1,660,000	1,782,823
5.25%, 8/1/2016 (Insured; MBIA)	4,505,000	4,895,178
6%, 8/1/2016	935,000	1,002,741
6%, 8/1/2016 (Prerefunded 8/1/2006)	3,065,000 [a]	3,328,958
5.25%, 10/15/2019	2,000,000	2,167,100
5%, 8/1/2021	3,000,000	3,157,140
5.50%, 8/1/2021	2,500,000	2,748,375
5.50%, 6/1/2023	1,600,000	1,743,200
5.25%, 8/15/2024	4,000,000	4,249,920
New York City Industrial Development Agency, Civic Facility Revenue:		
(College of Aeronautics Project) 5.50%, 5/1/2028	1,600,000	1,608,656
(Spence School Inc. Project) 5.20%, 7/1/2034	1,000,000	1,039,530

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
New York City Municipal Water Finance Authority,		
Water and Sewer System Revenue:		
5.375%, 6/15/2015	1,070,000	1,193,007
8.743%, 6/15/2015	3,000,000 b,c	3,689,760
5.75%, 6/15/2031 (Insured; FGIC)	2,000,000	2,221,880
5.25%, 6/15/2034	2,490,000	2,602,598
5%, 6/15/2035	2,000,000	2,046,240
New York City Transitional Finance Authority,		
Future Tax Secured Revenue:		
Zero Coupon, 11/1/2011	4,000,000	3,114,000
8.668%, 5/1/2012	3,500,000 b,c	4,287,640
6%, 11/15/2013	760,000	879,267
6%, 11/15/2013		
(Prerefunded 5/15/2010)	2,240,000 a	2,628,707
5.50%, 11/1/2026	2,200,000	2,490,444
5.25%, 2/1/2029	4,000,000	4,421,960
State of New York		
5.70%, 3/15/2013		
(Prerefunded 3/15/2005)	2,000,000 a	2,049,860
New York State Dormitory Authority, Revenue:		
(Catholic Health Services of Long Island-		
Saint Francis Hospital) 5%, 7/1/2021	3,000,000 d	3,082,020
(Columbia University):		
5.125%, 7/1/2021	3,630,000	3,950,166
5%, 7/1/2024	2,000,000	2,108,600
Consolidated City University Systems:		
5.35%, 7/1/2009 (Insured; FGIC)	3,000,000	3,323,610
5.75%, 7/1/2013 (Insured; AMBAC)	1,100,000	1,287,726
5.625%, 7/1/2016	2,500,000	2,917,750
5.75%, 7/1/2016 (Insured; FGIC)	2,000,000	2,285,380
5.75%, 7/1/2018	2,500,000	2,992,850
5.75%, 7/1/2018 (Insured; FSA)	1,290,000	1,541,731
Court Facilities, Lease		
5.25%, 5/15/2012	3,220,000	3,589,624
Department of Health:		
5%, 7/1/2015	3,885,000	4,267,439
5.75%, 7/1/2017 (Insured; MBIA)		
(Prerefunded 7/1/2006)	4,740,000 a	5,137,959
6.625%, 7/1/2024 (Prerefunded 7/1/2005)	2,700,000 a	2,841,156
(Manhattan College) 5.50%, 7/1/2016	2,000,000	2,213,540

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
New York State Dormitory Authority, Revenue (continued):		
Mental Health Facilities Improvement 5%, 2/15/2028	1,000,000	1,023,900
(Miriam Osborne Memorial Home)		
6.875%, 7/1/2019 (Insured; ACA)	1,475,000	1,682,223
Mortgage, Hospital:		
(Albany Medical Center Hospital)		
5%, 8/15/2025 (Insured; FSA)	1,500,000 d	1,564,215
(Lutheran Medical Center)		
5%, 8/1/2016 (Insured; MBIA)	1,000,000	1,086,880
(New York Methodist Hospital) 5.25%, 7/1/2033	2,500,000	2,569,500
(New York University)		
5.50%, 7/1/2040 (Insured; AMBAC)	3,500,000	4,076,800
(Rochester University) 5%, 7/1/2034	4,000,000	4,078,440
Secured Hospital:		
(New York Downtown Hospital)		
5.30%, 2/15/2020 (Insured; MBIA)	2,500,000	2,708,700
(North General Hospital) 5.75%, 2/15/2016	4,035,000	4,557,896
State Personal Income Tax, Education		
5.375%, 3/15/2022	1,000,000	1,090,700
State University Educational Facilities:		
5.875%, 5/15/2017	2,060,000	2,454,902
6%, 5/15/2025 (Prerefunded 5/15/2005)	3,825,000 a	3,989,628
Lease 5.50%, 7/1/2026 (Insured; FGIC)		
(Prerefunded 7/1/2011)	1,475,000 a	1,696,899
(Winthrop-South Nassau University Hospital		
Obligated Group) 5.50%, 7/1/2023	1,825,000	1,917,272
New York State Energy Research and Development		
Authority, Gas Facilities Revenue		
(Brooklyn Union Gas Co. Project)		
6.368%, 4/1/2020	5,000,000	5,614,250
New York State Housing Finance Agency, Revenue:		
(Housing Mortgage Project)		
6.10%, 11/1/2015 (Insured; FSA)	1,760,000	1,822,973
(LooseStrife Fields Apartments and Fairway Manor)		
6.75%, 11/15/2036 (Insured; FHA)	3,180,000	3,322,973
Service Contract Obligation:		
6%, 9/15/2016 (Prerefunded 9/15/2008)	1,770,000 a	2,000,472
6%, 9/15/2016 (Prerefunded 9/15/2006)	6,535,000 a	7,155,498
5.50%, 9/15/2018	2,000,000	2,167,200
New York State Medical Care Facilities Finance Agency,		
Hospital & Nursing Home Insured Mortgage Revenue:		
6.125%, 2/15/2015 (Insured; FHA)	4,005,000	4,131,158
6.125%, 2/15/2015 (Insured; MBIA)	3,065,000	3,162,528

10

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
New York State Mortgage Agency, Homeowner Revenue 6%, 4/1/2017	1,550,000	1,635,514
New York State Power Authority:		
8.20%, 11/15/2015 (Insured; MBIA)	3,000,000 [b,c]	3,584,280
5%, 11/15/2020	2,500,000	2,674,900
New York State Thruway Authority:		
Highway and Bridge Trust Fund 5.50%, 4/1/2016 (Insured; FGIC)	1,225,000	1,381,371
Service Contract Revenue, Local Highway and Bridge:		
6%, 4/1/2012	1,230,000	1,360,331
6%, 4/1/2012 (Prerefunded 4/1/2007)	1,965,000 [a]	2,190,110
6.25%, 4/1/2014 (Prerefunded 4/1/2005)	2,000,000 [a]	2,077,840
5.75%, 4/1/2019 (Prerefunded 4/1/2009)	2,000,000 [a]	2,290,660
5.25%, 4/1/2020 (Prerefunded 4/1/2011)	3,295,000 [a]	3,728,161
New York State Urban Development Corp.,		
Correctional Facilities Revenue:		
5.50%, 1/1/2014	3,000,000	3,359,130
5.50%, 1/1/2014 (Insured; FSA)	3,000,000	3,465,840
Correctional and Youth Facilities, Service Contract Revenue:		
5.25%, 1/1/2010	2,000,000	2,217,560
5%, 1/1/2019	2,000,000	2,167,540
State Personal Income Tax, Facilities and Equipment 5.50%, 3/15/2020 (Insured; FGIC)	3,000,000	3,388,350
Newburgh Industrial Development Agency, IDR (Bourne and Kenney Redevelopment Co.):		
5.65%, 8/1/2020 (Guaranteed; SONYMA)	25,000	26,512
5.75%, 2/1/2032 (Guaranteed; SONYMA)	1,535,000	1,633,286
Niagara County Industrial Development Agency, SWDR:		
5.625%, 11/15/2014	2,000,000	2,147,860
5.55%, 11/15/2024	1,500,000	1,608,870
North Country Development Authority, Solid Waste Management System Revenue 6%, 5/15/2015 (Insured; FSA)	2,260,000	2,666,845
Onondaga County Industrial Development Agency, Sewer Facilities Revenue (Bristol Meyers Squibb Co. Project) 5.75%, 3/1/2024	4,000,000	4,510,280
Orange County Industrial Development Agency, Life Care Community Revenue (Glenn Arden Inc. Project) 5.625%, 1/1/2018	1,000,000	895,670

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
Port Authority of New York and New Jersey:		
5.80%, 11/1/2010 (Insured; FGIC)	6,910,000	7,099,127
Special Obligation Revenue		
(Special Project-JFK International Air Terminal)		
6.25%, 12/1/2013 (Insured; MBIA)	5,000,000	5,804,500
Rensselaer County Industrial Development Agency, IDR		
(Albany International Corp.) 7.55%, 6/1/2007	4,000,000	4,478,400
Sales Tax Asset Receivable Corporation		
5%, 10/15/2029 (Insured; AMBAC)	4,000,000	4,150,920
Tobacco Settlement Financing Corp., Revenue:		
5.50%, 6/1/2018	1,000,000	1,101,090
5.50%, 6/1/2021	3,000,000	3,284,310
Triborough Bridge and Tunnel Authority,		
General Purpose Revenue:		
6.125%, 1/1/2021	5,000,000	6,203,650
5.50%, 1/1/2030 (Prerefunded 1/1/2022)	2,000,000 [a]	2,330,460
Ulster County Industrial Development Agency, Civic		
Facility (Benedictine Hospital Project)		
6.45%, 6/1/2024	1,950,000	1,925,332
Yonkers Industrial Development Agency, Civic Facility		
Revenue (Saint Joseph Hospital of Yonkers)		
5.90%, 3/1/2008	3,200,000	3,139,872
U.S. Related−4.7%		
Children's Trust Fund of Puerto Rico, Tobacco		
Settlement Revenue 6%, 7/1/2026		
(Prerefunded 7/1/2010)	2,695,000 [a]	3,119,031
Commonwealth of Puerto Rico, Public Improvement:		
5.50%, 7/1/2015 (Insured; FSA)	25,000	29,456
9.052%, 7/1/2015	3,800,000 [b,c]	5,154,738
Puerto Rico Electric Power Authority, Power Revenue		
5.625%, 7/1/2019 (Insured; FSA)	3,000,000	3,428,910
Puerto Rico Highway and Transportation Authority,		
Transportation Revenue		
5.75%, 7/1/2019 (Insured; MBIA)	2,420,000	2,781,645
Total Long-Term Municipal Investments		
(cost $284,312,112)		**304,993,880**

Short-Term Municipal Investments−2.9%	Principal Amount ($)	Value ($)
New York;		
New York City, VRDN 1.76% (LOC; JP Morgan Chase Bank)	1,400,000 e	1,400,000

New York City Municipal Water Finance Authority,
  Water and Sewer System Revenue, VRDN
  1.71% (SBPA; Bank of New York)
	4,500,000 e	4,500,000

New York City Transitional Finance Authority,
  VRDN (New York City Recovery)
  1.72% (SBPA; Bank of New York)
	3,000,000 e	3,000,000

Total Short-Term Municipal Investments (cost $8,900,000)		**8,900,000**
Total Investments (cost $293,212,112)	**101.4%**	**313,893,880**
Liabilities, Less Cash and Receivables	**(1.4%)**	**(4,230,081)**
Net Assets	**100.0%**	**309,663,799**

Summary of Abbreviations

ACA	American Capital Access	**LOC**	Letter of Credit
AMBAC	American Municipal Bond Assurance Corporation	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FGIC	Financial Guaranty Insurance Company	**RRR**	Resources Recovery Revenue
		SBPA	Standby Bond Purchase Agreement
FHA	Federal Housing Administration	**SONYMA**	State of New York Mortgage Agency
FSA	Financial Security Assurance	**SWDR**	Solid Waste Disposal Revenue
IDR	Industrial Development Revenue	**VRDN**	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	43.8
AA		Aa		AA	31.3
A		A		A	15.8
BBB		Baa		BBB	4.0
F1		MIG1/P1		SP1/A1	2.8
Not Rated [f]		Not Rated [f]		Not Rated [f]	2.3
					100.0

† *Based on total investments.*

a *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

b *Inverse floater security—the interest rate is subject to change periodically.*

c *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Board of Directors. At October 31, 2004, these securities amounted to $16,716,418 or 5.4% of net assets.*

d *Purchased on a delayed delivery basis.*

e *Securities payable on demand. Variable interest rate—subject to periodic change.*

f *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	293,212,112	313,893,880
Interest receivable		4,967,097
Receivable for investment securities sold		558,486
Prepaid expenses		10,400
		319,429,863
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		225,045
Cash overdraft due to Custodian		285,968
Payable for investment securities purchased		8,809,805
Payable for shares of Common Stock redeemed		410,817
Accrued expenses		34,429
		9,766,064
Net Assets ($)		**309,663,799**
Composition of Net Assets ($):		
Paid-in capital		289,171,628
Accumulated undistributed investment income–net		65,857
Accumulated net realized gain (loss) on investments		(255,454)
Accumulated net unrealized appreciation (depreciation) on investments		20,681,768
Net Assets ($)		**309,663,799**
Shares Outstanding		
(100 million shares of $.001 par value Common Stock authorized)		15,472,472
Net Asset Value, offering and redemption price per share–Note 3(d) ($)		**20.01**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2004

Investment Income ($):	
Interest Income	**15,358,987**
Expenses:	
Management fee–Note 3(a)	1,888,425
Service plan and prospectus fees–Note 3(b)	631,783
Shareholder servicing costs–Note 3(b)	153,809
Professional fees	48,110
Custodian fees–Note 3(b)	35,289
Registration fees	13,188
Shareholders' reports	10,840
Directors' fees and expenses–Note 3(c)	10,798
Loan commitment fees–Note 2	2,783
Miscellaneous	23,288
Total Expenses	**2,818,313**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(7,782)
Net Expenses	**2,810,531**
Investment Income–Net	**12,548,456**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(282,560)
Net unrealized appreciation (depreciation) on investments	2,724,760
Net Realized and Unrealized Gain (Loss) on Investments	**2,442,200**
Net Increase in Net Assets Resulting from Operations	**14,990,656**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2004	2003
Operations ($):		
Investment income–net	12,548,456	13,981,035
Net realized gain (loss) on investments	(282,560)	1,955,887
Net unrealized appreciation (depreciation) on investments	2,724,760	(3,207,098)
Net Increase (Decrease) in Net Assets Resulting from Operations	**14,990,656**	**12,729,824**
Dividends to Shareholders from ($):		
Investment income–net	(12,459,421)	(13,942,718)
Net realized gain on investments	(1,997,737)	(3,100,197)
Total Dividends	**(14,457,158)**	**(17,042,915)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	40,018,078	121,938,084
Dividends reinvested	10,342,691	12,255,623
Cost of shares redeemed	(59,081,050)	(143,758,192)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(8,720,281)**	**(9,564,485)**
Total Increase (Decrease) in Net Assets	**(8,186,783)**	**(13,877,576)**
Net Assets ($):		
Beginning of Period	317,850,582	331,728,158
End of Period	**309,663,799**	**317,850,582**
Undistributed investment income–net	65,857	–
Capital Share Transactions (Shares):		
Shares sold	2,007,406	6,064,461
Shares issued for dividends reinvested	519,781	609,357
Shares redeemed	(2,969,469)	(7,128,907)
Net Increase (Decrease) in Shares Outstanding	**(442,282)**	**(455,089)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	19.97	20.26	20.10	19.19	18.65
Investment Operations:					
Investment income−net	.79[b]	.85[b]	.90[b]	.92	.94
Net realized and unrealized gain (loss) on investments	.17	(.10)	.17	.91	.58
Total from Investment Operations	.96	.75	1.07	1.83	1.52
Distributions:					
Dividends from investment income−net	(.79)	(.85)	(.91)	(.92)	(.94)
Dividends from net realized gain on investments	(.13)	(.19)	−	(.00)[c]	(.04)
Total Distributions	(.92)	(1.04)	(.91)	(.92)	(.98)
Net asset value, end of period	20.01	19.97	20.26	20.10	19.19
Total Return (%)	4.90	3.77	5.46	9.74	8.36
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.90	.88	.89	.89	.91
Ratio of net expenses to average net assets	.89	.88	.89	.89	.91
Ratio of net investment income to average net assets	3.99	4.22	4.54	4.67	4.96
Portfolio Turnover Rate	21.48	31.28	26.35	17.77	18.98
Net Assets, end of period ($ x 1,000)	309,664	317,851	331,728	341,713	329,891

[a] As required, effective November 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing permium on a scientific basis for debt securities. The effect of this change for the period ended October 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets by less than .01%. Per share data and ratios/supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Amount represents less than $.01 per share.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

General New York Municipal Bond Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified, open-end management investment company. The fund's investment objective is to maximize current income exempt from federal, New York state and New York city income taxes to the extent consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $16,379, accumulated capital losses $271,834 and unrealized appreciation $20,718,673.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to October 31, 2004. If not applied, the carryover expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2004 and October 31, 2003, were as follows: tax exempt income $12,459,421 and $13,942,718, ordinary income $330,226 and $0 and long-term capital gains $1,667,511 and $3,100,197, respectively.

During the period ended October 31, 2004, as a result of permanent book to tax differences primarily due to the tax treatment for amortization adjustments, the fund decreased accumulated undistributed investment income-net by $23,178, increased accumulated net realized gain (loss) on investments by $32,029 and decreased paid-in capital by $8,851. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended October 31, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a Management Agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60 of 1% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1½% of the value of the fund's average daily net assets, the fund may deduct from the payments to be made to the Manager, or the Manager will bear such excess expense. During the period ended October 31, 2004, there was no expense reimbursement pursuant to the Agreement.

(b) Under the Service Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, the fund pays the Distributor for distributing the fund's shares, for servicing shareholder accounts, ("Servicing") and for advertising and marketing relating to the fund. The Plan provides for payments to be made at an aggregate annual rate of .20 of 1% of the value of the fund's average daily net assets. The Distributor determines the amounts, if any, to be paid to Service Agents (a securities dealer, financial institution or other industry professional) under the Plan and the basis on which such payments are made. The fees payable under the Plan are payable without regard to actual expenses incurred. The Plan also separately provides for the fund to bear the costs of preparing, printing and distributing certain of the fund's prospectuses and statements of additional information and costs associated with implementing and operating the Plan, such aggregate amount not to exceed the greater of $100,000 or .005 of 1% of the value of the fund's average daily net assets for any full fiscal year. During the period ended October 31, 2004, the fund was charged $631,783 pursuant to the Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2004, the fund was charged $91,889 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $156,634, service plan fees $52,211, and transfer agency per account fees $16,200.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A .10% redemption fee is charged and retained by the fund on shares redeemed within thirty days following the date of issuance, including redemptions made through the use of the fund's exchange privilege. During the period ended October 31, 2004, redemption fees charged and retained by the fund amounted to $12,592.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2004, amounted to $65,914,895 and $70,535,654, respectively.

At October 31, 2004, the cost of investments for federal income tax purposes was $293,175,207; accordingly, accumulated net unrealized appreciation on investments was $20,718,673, consisting of $21,180,496 gross unrealized appreciation and $461,823 gross unrealized depreciation.

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
General New York Municipal Bond Fund, Inc.

We have audited the accompanying statement of assets and liabilities of General New York Municipal Bond Fund, Inc., including the statement of investments, as of October 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of October 31, 2004 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of General New York Municipal Bond Fund, Inc. at October 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
December 13, 2004

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby makes the following designations regarding its fiscal year ended October 31, 2004:

—all the dividends paid from investment income-net are "exempt-interest dividends" (not generally subject to regular federal income tax and, for individuals who are New York residents, New York State and New York City personal income taxes).

—the fund hereby designates $.1055 per share as a long-term capital gain distribution of the $.1264 per share paid on December 5, 2003.

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gain distributions (if any) paid for the 2004 calendar year on Form 1099-DIV which will be mailed by January 31, 2005.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

———————

Clifford L. Alexander, Jr. (71)
Board Member (1988)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
• Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 65

———————

Peggy C. Davis (61)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 26

Ernest Kafka (71)
Board Member (1988)

Principal Occupation During Past 5 Years:
- Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962-present)
- Instructor, The New York Psychoanalytic Institute (1981-present)
- Associate Clinical Professor of Psychiatry at Cornell Medical School (1987-2002)

No. of Portfolios for which Board Member Serves: 26

––––––––––––––––––

Nathan Leventhal (61)
Board Member (1989)

Principal Occupation During Past 5 Years:
- A management consultant for various non-profit organizations (May 2004-present)
- Chairman of the Avery-Fischer Artist Program (November 1997-present)
- President of Lincoln Center for the Performing Arts, Inc. (March 1984-December 2000)

Other Board Memberships and Affiliations:
- Movado Group, Inc., Director

No. of Portfolios for which Board Member Serves: 26

––––––––––––––––––

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Saul B. Klaman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2003.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JANETTE E. FARRAGHER, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 12 investment companies (comprised of 23 portfolios) managed by the Manager. She is 41 years old and has been an employee of the Manager since February 1984.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 195 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

GREGORY S. GRUBER, Assistant Treasurer since March 2000.

Senior Accounting Manager – Municipal Bond Funds of the Manager, and an officer of 26 investment companies (comprised of 55 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since August 1981.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (94 investment companies, comprising 202 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2003.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 89 investment companies (comprised of 197 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

General New York Municipal Bond Fund, Inc.

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0949AR1004